Exhibit 17.1

I hereby tender my immediate resignation as a member of the Board of Directors (the “Board”) of Seedo Corporation (the “Company”)

Recently, I discovered several material decisions made (and carried out) by you which were undertaken without my knowledge or consultation in my capacity as a member of the Board and, as such, without Board approval. From what I can gather, and in light of my limited knowledge, such decisions may have an adverse effect on the financial condition of the Company. Unfortunately, I cannot continue serving as a member of the Board under such ircumstances

I wish the company success in its activities and vision

I trust you will take the necessary steps to legally disclose my resignation as required by SEC regulations and other applicable laws

Sincerely

Pninat yanay